UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2, 2026

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

CagriSema demonstrated superior HbA1c reduction of 1.91%- points and weight loss of 14.2% in adults with type 2 diabetes in the REIMAGINE 2 trial

•	CagriSema achieved superior weight loss of up to 14.2%, where up to 43% of the people achieved ≥15% weight loss and up to 24% achieved ≥20% weight loss[1].
•	CagriSema achieved superior HbA1c reduction of up to 1.91%-points[1] from a mean HbA1c baseline of 8.2%.
•	Superiority was established on both weight loss and HbA1c versus the individual components.
•	In the trial, CagriSema appeared to have a safe and well-tolerated profile consistent with incretin and amylin-based therapies.

Bagsværd, Denmark, 2 February 2026 – Novo Nordisk today announced headline results from REIMAGINE 2, a phase 3 trial from the global REIMAGINE clinical trial programme. CagriSema demonstrated both superior HbA1c reduction and weight loss at week 68 versus semaglutide, across all tested doses in the trial.

REIMAGINE 2 was a 68-week efficacy and safety trial investigating once-weekly subcutaneous CagriSema (a fixed dose combination of the amylin receptor agonist, cagrilintide, and the GLP-1 receptor agonist, semaglutide) in two different doses (2.4 mg/2.4 mg and 1.0 mg/1.0 mg) compared to two different doses of semaglutide (2.4 mg and 1.0 mg), cagrilintide (2.4 mg), and placebo. The trial included 2,728 people with type 2 diabetes inadequately controlled with metformin with or without an SGLT2 inhibitor. Approximately 40% of all people were using an SGLT2 inhibitor before initiating the trial.

When evaluating the effects of treatment, if all people adhered to treatment1, and from a mean HbA1c baseline of 8.2%, people treated with CagriSema 2.4 mg/2.4 mg achieved superior HbA1c reduction of 1.91%-points after 68 weeks compared to 1.76%-points with semaglutide 2.4 mg. From a mean baseline body weight of 101 kg, people treated with CagriSema 2.4 mg/2.4 mg achieved superior weight loss of 14.2% after 68 weeks compared to 10.2% with semaglutide 2.4 mg. No weight loss plateau was observed at week 68 for CagriSema. With CagriSema 2.4 mg/2.4 mg, 43% of the people achieved ≥15% weight loss and 24% achieved ≥20% weight loss.

1 Based on the efficacy estimand according to the trial protocol, regardless of dose modification

Efficacy estimand results

From week 0 to 68	HbA1c reduction	Weight loss
CagriSema 2.4 mg/2.4 mg	-1.91%-points[a]	-14.2%[a]
Semaglutide 2.4 mg	-1.76%-points	-10.2%
Placebo	+0.09%-points	-1.5%

a Statistically significant compared to semaglutide (2.4 mg), estimated mean.

When applying the treatment-regimen estimand2, people treated with CagriSema 2.4 mg/2.4 mg achieved superior HbA1c reduction of 1.80%-points after 68 weeks compared to 1.68%- points with semaglutide 2.4 mg. In addition, people treated with CagriSema 2.4 mg/2.4 mg achieved superior weight loss of 12.9% after 68 weeks compared to 9.2% with semaglutide 2.4 mg.

In the trial, CagriSema appeared to have a safe and well-tolerated profile. The most common adverse events with CagriSema were gastrointestinal, and the vast majority were mild to moderate and diminished over time, consistent with incretin and amylin-based therapies.

“We are very pleased by the clinical profile of CagriSema in type 2 diabetes patients, including a confirmation of the very strong weight loss data seen with CagriSema in the obesity trials”, said Martin Holst Lange, executive vice president, chief scientific officer and head of Research and Development at Novo Nordisk. “By combining semaglutide and cagrilintide, we're seeing superior outcomes in both blood glucose control and weight reduction beyond those achieved with each therapy individually. The results strengthen our belief that CagriSema could be the first amylin-based combination therapy and a promising treatment option for individuals with type 2 diabetes, who also has a focus on weight loss.”

Following the results of REIMAGINE 1 and REDEFINE 3, Novo Nordisk will approach authorities to discuss the regulatory pathway for CagriSema in type 2 diabetes.

The detailed results from REIMAGINE 2 will be presented at a scientific conference in 2026. CagriSema for weight management was submitted to the US FDA in December 2025 based on the REDEFINE 1 and REDEFINE 2 pivotal trials.

2 Based on the treatment-regimen estimand: treatment effect regardless of treatment adherence

About CagriSema

Once-weekly subcutaneous CagriSema is being investigated by Novo Nordisk as a treatment for adults with overweight or obesity (REDEFINE programme) and as a treatment for adults with type 2 diabetes (REIMAGINE programme). CagriSema is a fixed-dose combination of a longacting amylin receptor agonist, cagrilintide, and a long-acting GLP-1 receptor agonist, semaglutide.

About the REIMAGINE programme

REIMAGINE is a phase 3 clinical development programme with once-weekly subcutaneous CagriSema in type 2 diabetes. The global clinical trial programme consists of several phase 3 trials.

REIMAGINE 1 – a 40-week efficacy and safety phase 3 trial of once-weekly CagriSema 2.4 mg/2.4 mg and CagriSema 1.0 mg/1.0 mg versus placebo in 180 adults with type 2 diabetes inadequately controlled on diet and exercise.

REIMAGINE 2 – a 68-week efficacy and safety phase 3 trial of once-weekly CagriSema 2.4 mg/2.4 mg versus semaglutide 2.4 mg, cagrilintide 2.4 mg, and placebo, and CagriSema 1.0 mg/1.0 mg versus semaglutide 1.0 mg and placebo in 2,728 adults with type 2 diabetes inadequately controlled with metformin with or without an SGLT2 inhibitor.

REIMAGINE 3 – a 40-week efficacy and safety phase 3 trial of once-weekly CagriSema 2.4 mg/2.4 mg and CagriSema 1.0 mg/1.0 mg versus placebo in 270 adults with type 2 diabetes inadequately controlled with basal insulin with or without metformin.

REIMAGINE 4 – a 68-week efficacy and safety phase 3 trial of once-weekly CagriSema 2.4 mg/2.4 mg versus once-weekly tirzepatide 15 mg in 1,000 adults with type 2 diabetes inadequately controlled with metformin with or without an SGLT2 inhibitor.

REIMAGINE 5 – a 68-week efficacy and safety phase 3 trial of once-weekly CagriSema 1.0 mg/1.0 mg versus once-weekly tirzepatide 5 mg in 1,000 adults with type 2 diabetes inadequately controlled with metformin, an SGLT2 inhibitor or both.

REDEFINE 3 – an event-driven and long-term safety and efficacy cardiovascular outcomes phase 3 trial of once-weekly CagriSema 2.4 mg/2.4 mg versus placebo in 7,000 adults with established cardiovascular disease and overweight or obesity, with or without type 2 diabetes.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Investors:
Michael Novod	Jacob Martin Wiborg Rode
+45 3075 6050	+45 3075 5956
nvno@novonordisk.com	jrde@novonordisk.com

Sina Meyer	Max Ung
+45 3079 6656	+45 3077 6414
azey@novonordisk.com	mxun@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce
+45 3079 1471	+45 3444 2613
cftu@novonordisk.com	axeu@novonordisk.com

Frederik Taylor Pitter
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 2/ 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 2, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer